
July 19, 2012

<u>Via Email</u>
Robert Rasmus
Co-Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

> **Re:     Hi-Crush Partners LP**
> **Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-182574**

Dear Mr. Rasmus:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>Unaudited Pro Forma Cash Available for Distribution, page 63</u>

1.     The pro forma financial information presented for the three months ended March 31, 2012 appears to inconsistent with pro forma financial statements for the same period presented on page F-4.  Please clarify or revise.

<u>Business, page 112</u>

2.     We note your response to prior comment ten from our letter dated July 2, 2012 and the revised text on page 117.  Your revised disclosure continues to attribute certain testing results to third parties commissioned by you.  It is still unclear why you believe Rule 436 does not apply.  Please revise to provide consents.

Certain Relationships and Related Transactions, page 139

3.      We note your response to prior comment 14 from our letter dated July 2, 2012 and the revised text on page 143.  Please clarify whether you have a beneficial interest in the Management Services Agreement.  See Item 601(b)(10)(i) of Regulation S-K.  If you have a material, beneficial interest, please revise to address the interest and file the agreement.

Hi-Crush Partners LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2—Pro Forma Adjustments and Assumptions

4.      We note that adjustments (g) and (j)   relates to the retirement of an outstanding promissory note with the expected proceeds from the offering.  Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the offering, factually supportable, and expected to have a continuing impact.   If you continue to believe your adjustment is appropriate, provide a detailed explanation supporting you conclusion and justify how your accounting treatment is consistent with Article 11 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director